EXHIBIT 77-C
                        Annual Meeting of Stockholders

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The Annual Meeting of Stockholders was held on March 28,
2000. For those nominated, the following votes were cast for directors:

                              votes for  votes withheld
                              ---------  --------------
(A) Enrique R. Arzac:         45,653,918    617,467

(B) Daniel E. Emerson:        45,554,074    717,311

(C) Thomas H. Lenagh:         45,316,443    954,942

(D) W.D. MacCallan:           45,565,120    706,265

(E) W. Perry Neff:            45,573,260    698,125

(F) Douglas G. Ober:          45,552,091    719,294

(G) Landon Peters:            45,674,933    596,452

(H) John J. Roberts:          45,496,388    774,997

(I) Susan C. Schwab:          45,464,906    806,479

(J) Robert J.M. Wilson:       45,522,082    749,303

A proposal to approve and ratify the selection of PricewaterhouseCoopers LLPas the firm of independent accountants of the Company for 2000 was approvedwith
45,501,965 votes for, 350,221 votes against, and 419,199
votes abstaining.

A proposal to approve an amendment to Article SIXTH of the Articles of Incorporation to increase the number of authorized shares of Common Stock of the Company from 75,000,000 shares to 150,000,000 shares was approved with 41,970,457 votes for, 3,497,900 votes against, and 803,028 votes abstaining.

A stockholder proposal to request the Board of Directors to consider promptly causing the Company to conduct a self-tender offer for at least 5% of the outstanding shares at or close to net asset value, which proposal was opposed by the Board of Directors, was defeated. Of the 34,774,726 shares that were voted on this proposal, 5,276,640 shares (15.1 percent) were voted for, 27,073,950 shares (77.8 percent) were voted against, and 2,424,136 shares (6.9 percent)abstained. Of the total number of shares outstanding as of March 28, 2000,only 9.86 percent were voted for the proposal.

Stockholder proposals to be included in the proxy statement for next year's Annual Meeting must be received at the offices of the Company by October 26, 2000. The date stated in the 2000 Proxy Statement was incorrect.